                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15[D] OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended: September 30, 1998

                                OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For transition period from __________ to ___________

      Commission file number 0-20244

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      DATA RESEARCH ASSOCIATES, INC. 401[K] PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    DATA RESEARCH ASSOCIATES, INC.
                        1276 North Warson Rd.
                      St. Louis, Missouri 63132

                                                          REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended September 30, 1998 and 1997 are presented on pages 1 through 15.


Exhibits:

23.  Consent of Ernst & Young LLP, independent auditors

                                               Financial Statements
                                            and Supplemental Schedules

                                          Data Research Associates, Inc.
                                            401(k) Profit Sharing Plan

                                      Years ended September 30, 1998 and 1997
                                        with Report of Independent Auditors

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended September 30, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.......................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits
   With Fund Information.............................................   2
Statements of Changes in Net Assets Available for
   Plan Benefits With Fund Information...............................   4
Notes to Financial Statements........................................   6


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...........  12
Line 27d - Schedule of Reportable Transactions.......................  15

                         Report of Independent Auditors

Plan Administrator
Data Research Associates, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) as of September 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1998 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri                                 Ernst & Young LLP
December 10, 1998

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

   Statements of Net Assets Available for Plan Benefits With Fund Information

                               September 30, 1998

                                                                     LARGE         SMALL
                                       GUARANTEED                   CAPITAL       CAPITAL        BASIC
                                         INCOME      BALANCED       GROWTH        GROWTH         VALUE
                                          FUND         FUND          FUND          FUND          FUND
                                     ------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Money market funds                   $  3,689    $   61,258    $   62,691      $  6,667     $  4,054

   U.S. Treasury bills and notes               -       345,497             -             -            -
   Mutual funds                          429,756             -             -       376,019      299,719
   Common stocks                               -       842,972     1,153,806             -            -
   Participant notes receivable                -             -             -             -            -
                                     ------------------------------------------------------------------------
                                         433,445     1,249,727     1,216,497       382,686      303,773

Receivables:
   Employer's contribution                10,383        36,429        28,361        19,063       11,538
   Participants' contribution              1,695         3,797         4,305         3,243        1,934
   Interfund receivables/payables        148,152       (80,562)      (61,946)       12,891       (5,546)
                                     ------------------------------------------------------------------------
                                         160,230       (40,336)      (29,280)       35,197        7,926
                                     ------------------------------------------------------------------------
Net assets available for plan
   benefits                             $593,675    $1,209,391    $1,187,217      $417,883     $311,699
                                     ========================================================================


                                       INTERNATIONAL
                                          EQUITY         DRA STOCK      INCOME
                                           FUND             FUND         FUND        LOANS        TOTAL
                                     ------------------------------------------------------------------------
ASSETS Investments at fair value:
   Money market funds                    $  2,508         $ 1,434      $   615      $     -     $  142,916

   U.S. Treasury bills and notes                -               -            -            -        345,497
   Mutual funds                           167,510               -       38,131            -      1,311,135
   Common stocks                                -          55,323            -            -      2,052,101
   Participant notes receivable                 -               -            -       30,194         30,194
                                     ------------------------------------------------------------------------
                                          170,018          56,757       38,746       30,194      3,881,843

Receivables:
   Employer's contribution                  9,046             796        1,855            -        117,471
   Participants' contribution               1,177             453          232            -         16,836
   Interfund receivables/payables         (14,233)            (51)       1,295            -              -
                                     ------------------------------------------------------------------------
                                           (4,010)          1,198        3,382            -        134,307
                                     ========================================================================
Net assets available for plan
   benefits                              $166,008         $57,955      $42,128      $30,194     $4,016,150
                                     ========================================================================




See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

              Statements of Net Assets Available for Plan Benefits
                        With Fund Information (continued)

                               September 30, 1997

                                                                     LARGE        SMALL
                                       GUARANTEED                   CAPITAL      CAPITAL      BASIC
                                         INCOME      BALANCED       GROWTH       GROWTH       VALUE
                                          FUND         FUND          FUND         FUND        FUND
                                     --------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Money market funds                   $  2,530    $   31,683    $   50,248    $ 12,182     $  2,006
   U.S. Treasury bills and notes               -       275,438             -           -            -
   Mutual funds                          286,067             -             -     345,216      238,214
   Common stocks                               -       748,960     1,157,944           -            -
   Participant notes receivable                -             -             -           -            -
                                     --------------------------------------------------------------------------
                                         288,597     1,056,081     1,208,192     357,398      240,220

Receivables:
   Employer's contribution                 5,637        34,399        25,594      16,491       13,862
   Participants' contribution              1,487         3,620         3,733       2,939        1,988
   Interfund receivables/payables             50         3,205          (960)        (87)         (10)
                                     --------------------------------------------------------------------------
                                           7,174        41,224        28,367      19,343       15,840
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits                             $295,771    $1,097,305    $1,236,559    $376,741     $256,060
                                     ==========================================================================


                                       INTERNATIONAL
                                          EQUITY         DRA STOCK     INCOME
                                           FUND             FUND        FUND         LOANS         TOTAL
                                     --------------------------------------------------------------------------


ASSETS
Investments at fair value:
   Money market funds                    $  1,361         $   499      $ 1,636      $     -     $  102,145
   U.S. Treasury bills and notes                -               -            -            -        275,438
   Mutual funds                           176,180               -       28,690            -      1,074,367
   Common stocks                                -          55,290            -            -      1,962,194
   Participant notes receivable                 -               -            -       25,793         25,793
                                     --------------------------------------------------------------------------
                                          177,541          55,789       30,326       25,793      3,439,937

Receivables:
   Employer's contribution                  7,640           6,105        1,316            -        111,044
   Participants' contribution               1,342             749          268           46         16,172
   Interfund receivables/payables             (23)          1,257       (3,386)         (46)             -
                                     --------------------------------------------------------------------------
                                            8,959           8,111       (1,802)           -        127,216
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits                              $186,500         $63,900      $28,524      $25,793     $3,567,153
                                     ==========================================================================



See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

        Statements of Changes in Net Assets Available for Plan Benefits
                              With Fund Information

                          Year ended September 30, 1998

                                                                     LARGE        SMALL
                                       GUARANTEED                   CAPITAL      CAPITAL       BASIC
                                         INCOME      BALANCED       GROWTH       GROWTH        VALUE
                                          FUND         FUND          FUND         FUND         FUND
                                     --------------------------------------------------------------------------
Additions:
   Investment income                    $ 21,674    $   30,708    $   17,946    $ 108,342    $ 16,339
   Net appreciation (depreciation)
     in fair value of investments              -       127,786        30,911     (159,218)     (1,160)
   Contributions:
     Participants                         39,449       118,338       130,718       75,477      53,911
     Employer                             12,939        45,275        31,925       25,246      13,545
                                     --------------------------------------------------------------------------
                                          52,388       163,613       162,643      100,723      67,456
                                     --------------------------------------------------------------------------
                                          74,062       322,107       211,500       49,847      82,635

Deductions:
   Benefits paid to participants          64,954        44,481       145,669       21,677      27,770

Interfund transfers                      288,796      (165,540)     (115,173)      12,972         774
                                     --------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan
   benefits                              297,904       112,086       (49,342)      41,142      55,639
Net assets available for plan
   benefits at beginning of year         295,771     1,097,305     1,236,559      376,741     256,060
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year              $593,675    $1,209,391    $1,187,217    $ 417,883    $311,699
                                     ==========================================================================


                                       INTERNATIONAL
                                          EQUITY         DRA STOCK      INCOME
                                           FUND             FUND         FUND        LOANS         TOTAL
                                     --------------------------------------------------------------------------
Additions:
   Investment income                     $ 32,717         $   625      $ 1,855      $ 2,056     $  232,262
   Net appreciation (depreciation)
     in fair value of investments         (86,055)         (5,474)         645            -        (92,565)
   Contributions:
     Participants                          46,139          14,730       16,629            -        495,391
     Employer                              11,404           1,269        1,855            -        143,458
                                     --------------------------------------------------------------------------
                                           57,543          15,999       18,484            -        638,849
                                     --------------------------------------------------------------------------
                                            4,205          11,150       20,984        2,056        778,546

Deductions:
   Benefits paid to participants           10,725          14,273            -            -        329,549

Interfund transfers                       (13,972)         (2,822)      (7,380)       2,345              -
                                     --------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan
   benefits                               (20,492)         (5,945)      13,604        4,401        448,997
Net assets available for plan
   benefits at beginning of year          186,500          63,900       28,524       25,793      3,567,153
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year               $166,008         $57,955      $42,128      $30,194     $4,016,150
                                     ==========================================================================



See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits
                       With Fund Information (continued)

                          Year ended September 30, 1997

                                                                     LARGE        SMALL
                                       GUARANTEED                   CAPITAL      CAPITAL       BASIC
                                         INCOME      BALANCED       GROWTH       GROWTH        VALUE
                                          FUND         FUND          FUND         FUND         FUND
                                     --------------------------------------------------------------------------
Additions:
   Investment income                    $ 15,589    $   26,247    $   11,129    $ 24,353     $  8,703
   Net appreciation in fair value
     of investments                            -       191,185       243,670      25,747       46,136
   Contributions:
     Participants                         36,812       101,838        95,141      66,723       48,452
     Employer                             14,448        43,796        31,278      24,472       17,366
                                     --------------------------------------------------------------------------
                                          51,260       145,634       126,419      91,195       65,818
                                     --------------------------------------------------------------------------
                                          66,849       363,066       381,218     141,295      120,657

Deductions:
   Benefits paid to participants          40,256        68,213        38,099       6,591        4,866

Interfund transfers                      (11,112)       21,522        (2,833)     (9,949)      (6,774)
                                     --------------------------------------------------------------------------
Net increase in net assets
   available for plan benefits            15,481       316,375       340,286     124,755      109,017
Net assets available for plan
   benefits at beginning of year         280,290       780,930       896,273     251,986      147,043
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year              $295,771    $1,097,305    $1,236,559    $376,741     $256,060
                                     ==========================================================================


                                       INTERNATIONAL
                                          EQUITY         DRA STOCK      INCOME
                                           FUND             FUND         FUND        LOANS         TOTAL
                                     --------------------------------------------------------------------------
Additions:
   Investment income                     $  5,371         $    496     $   552      $ 1,318     $   93,758
   Net appreciation in fair value
     of investments                        13,033              263         482            -        520,516
   Contributions:
     Participants                          36,666           26,118       7,895            -        419,645
     Employer                              10,630            7,740       1,166            -        150,896
                                     --------------------------------------------------------------------------
                                           47,296           33,858       9,061            -        570,541
                                     --------------------------------------------------------------------------
                                           65,700           34,617      10,095        1,318      1,184,815

Deductions:
   Benefits paid to participants            6,116            2,366           -        6,467        172,974

Interfund transfers                       (14,498)         (16,422)     18,429       21,637              -
                                     --------------------------------------------------------------------------
Net increase in net assets
   available for plan benefits             45,086           15,829      28,524       16,488      1,011,841
Net assets available for plan
   benefits at beginning of year          141,414           48,071           -        9,305      2,555,312
                                     --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year               $186,500         $ 63,900     $28,524      $25,793     $3,567,153
                                     ==========================================================================




See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                          Notes to Financial Statements

                               September 30, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic full-time employees of Data Research Associates, Inc. (the Company) who have one month of service and are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administrative fees for the Plan are paid by the Company.

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation which is limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 100 percent of each participant's elected contribution up to $1,500 and discretionary Company profit sharing contributions. There were no discretionary employer contributions during 1998 or 1997.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings. Allocations are based on participant account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

                        Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10 percent increments in any of the following eight options:

    - Guaranteed Income Fund - Funds are invested in the Merrill Lynch Retirement Preservation Trust. The Merrill Lynch Retirement Preservation Trust invests in U.S. Treasury notes and corporate bonds.

    - Balanced Fund - Funds are invested in common stocks, corporate bonds, and U.S. Treasury bills and notes selected by the fund manager at Rittenhouse Capital Management.

    - Large Capital Growth Fund - Funds are invested in common stocks selected by the fund managers at Roger Engemann & Associates, Inc. Roger Engemann & Associates, Inc.'s managers select primarily U.S. common stocks with market capitalization of $2 billion to $3 billion.

    - Small Capital Growth Fund - Funds are invested in Nicholas Applegate Core Growth Fund. The fund invests primarily in midsized U.S. common stocks.

    - Basic Value Fund - Funds are invested in Fidelity Advisor Growth Opportunities Fund, which consists of growth, cyclical, and value U.S. common stocks and lower-quality high-yielding bonds.

    - International Equity Fund - Funds are invested in Merrill Lynch International Equity Fund, which consists of common stocks of companies located in countries other than the U.S.

    - Data Research Associates, Inc. (DRA) Stock Fund - Funds are invested in common stock of Data Research Associates, Inc.

                        Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    - Income Fund - Funds are invested in Merrill Lynch Federal Securities Trust. The fund invests primarily in U.S. government and government agency securities, including Government National Mortgage Association mortgage-backed certificates and other mortgage-backed government securities.

Participants may change their investment options quarterly.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate determined by the administrator. Interest rates range from 6 percent to 9 percent.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investment securities held in the Plan's funds are stated at fair market value determined by Merrill Lynch from publicly quoted market prices. Participant notes receivable are valued at cost, which approximates fair market value.

                        Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows:


                                                                           SEPTEMBER 30
                                                                      1998                  1997
                                                              ---------------------------------------------

     Fidelity Advisor Growth Opportunities Fund                    $   299,719              $238,214
     Merrill Lynch Retirement Preservation Trust                       429,756               286,067
     Nicholas Applegate Core Growth Fund                               376,019               345,216


4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                        Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes that the Plan continues to qualify and to operate as designed.

6. WITHDRAWN PARTICIPANTS

Amounts allocated to participants who have elected to withdraw from the Plan but have not yet been paid were $80,131 and $26,975 at September 30, 1998 and 1997, respectively.

7. YEAR 2000 ISSUE (UNAUDITED)

The plan administrator has initiated formal communications with its significant service providers (plan custodian and plan specialists) to determine the extent to which the Plan's systems or operations are vulnerable to those parties' failure to remediate their systems that could be impacted by the so-called Y2K problem (the reliance in computer technologies on two digits rather than four digits to represent the calendar year - e.g., "98" for "1998"). It is generally believed that computer technologies that rely on two-digit dates, if not corrected, may produce inaccurate or unpredictable results or system failures in connection with the transition from 1999 to 2000, when dates will begin to have a lower two-digit number than dates in the prior century.

In addition, the plan administrator has completed testing for its internal systems that impact the processing of employee benefits and believes that the internal systems are currently capable of accurately processing date data related to the change from 1999 to 2000. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will also be capable of accurately processing date data related to that change.

                        Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


8. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITORS' REPORT

Effective January 1, 1999, the Company adopted a defined contribution 401(k) plan that bears the same name as the Plan referred to herein and all of the former Plan's assets were transferred into the new plan. All other provisions of the new plan are substantially similar to that of the former Plan, except Merrill Lynch Trust Company will become the new plan's trustee.

                             Supplemental Schedules

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               September 30, 1998

                                                                        NUMBER OF
                                                                        SHARES OR
                             DESCRIPTION                                  UNITS         COST        MARKET
--------------------------------------------------------------------------------------------------------------
Money Market Funds:
   CMA Money Fund                                                         139,348   $  146,244     $  142,916
                                                                                    --------------------------
                                                                                       146,244        142,916
U.S. Treasury Bills and Notes:
   U.S. Treasury Note, interest at 6.375%,
     matures on August 15, 2002                                            90,000       90,273         96,300
   U.S. Treasury Note, interest at 6.250%,
     matures on February 15, 2004                                          50,000       51,222         53,648
   U.S. Treasury Note, interest at 6.500%,
     matures on May 15, 2005                                               70,000       70,233         78,498
   U.S. Treasury Note, interest at 6.875%,
     matures on May 15, 2006                                               45,000       45,129         52,045
   U.S. Treasury Note, interest at 5.500%,
     matures on February 15, 2008                                          60,000       60,201         65,006
                                                                                    --------------------------
                                                                                       317,058        345,497
Mutual Funds:
   Fidelity Advisor Growth Opportunities Fund                               6,895      247,041        299,719
   Merrill Lynch International Securities Trust                             3,859       28,208         38,131
   Merrill Lynch International Equity Fund                                 22,729      201,376        167,510
   Merrill Lynch Retirement Preservation Trust                            429,756      429,756        429,756
   Nicholas Applegate Core Growth Fund                                     26,801      278,661        376,019
                                                                                    --------------------------
                                                                                     1,185,042      1,311,135

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

               Line 27a - Schedule of Assets Held for Investment
                              Purposes (continued)



                                                                        NUMBER OF
                                                                        SHARES OR
                             DESCRIPTION                                  UNITS         COST        MARKET
--------------------------------------------------------------------------------------------------------------
Common Stocks:
   Abbott Labs                                                                755       21,055        32,794
   American Express Company                                                   430       24,133        33,378
   American International Group, Inc.                                         919       75,608        72,026
   Automatic Data Processing                                                  605       25,768        45,223
   American Home Products                                                     780       37,644        41,047
   Best Foods                                                                 435       15,513        21,070
   Carnival Corp.                                                           1,210       16,312        38,492
   Cendant                                                                  1,500       37,486        17,437
   Cisco Systems, Inc.                                                        540       13,401        33,378
   Coca-Cola                                                                1,028       64,969        59,238
   Colgate Palmolive                                                          950       31,956        63,250
   Compaq Computer Corp.                                                      800       28,017        25,300
   Data Research Associates, Inc.                                           4,098       59,107        55,323
   Dayton Hudson Corp.                                                        590       24,225        21,092
   Emerson Electric Co.                                                       410       19,244        25,522
   Federal Home Loan Mortgage                                               1,476       21,709        73,246
   Federal National Mortgage Association                                      555       32,770        35,658
   General Electric                                                         1,090       37,038        86,722
   Gillette Co.                                                             1,932       49,960        73,899
   Hewlett-Packard Co.                                                        810       35,869        42,878
   Home Depot, Inc.                                                         1,280       29,892        50,560
   Intel Corp.                                                              1,035       55,929        88,750
   Interpublic Group of Companies, Inc.                                       480       14,987        25,889
   Johnson & Johnson                                                        1,227       53,408        96,012
   Lucent Technologies                                                        330       24,642        22,852
   MCI WorldCom                                                             1,160       46,702        56,695
   McDonald's Corp.                                                           650       55,342        38,796
   Medtronic Inc.                                                           1,145       38,945        66,410
   Merck & Co., Inc.                                                          690       56,667        89,396
   Microsoft                                                                  356        9,200        39,182
   NationsBank Corp.                                                          333       15,751        17,815
   Norwest Corp.                                                              687       24,295        24,732
   Oracle                                                                     480        8,373        13,980

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

     Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                                                                         NUMBER OF
                                                                         SHARES OR
                             DESCRIPTION                                   UNITS         COST        MARKET
--------------------------------------------------------------------------------------------------------------
Common Stocks (continued):
   Pepsico Inc.                                                             2,052         63,948        60,404
   Pfizer, Inc.                                                               960         40,581       101,519
   Philip Morris, Inc.                                                      1,280         45,304        59,200
   Procter & Gamble                                                           495         24,628        35,206
   Royal Dutch Petroleum                                                      292         11,526        13,906
   Schering Plough Corp.                                                      495         15,828        51,325
   State Street Corp.                                                         230         15,841        12,549
   Tellabs Inc.                                                               520         27,195        20,702
   Texas Instruments                                                          540         22,826        28,620
   United Technologies                                                        290         26,869        22,166
   Wal-Mart Stores                                                            257         17,416        14,050
   Walgreen Co.                                                               300         13,547        13,218
   Walt Disney Company                                                      2,055         41,460        52,144
   Wells Fargo & Co.                                                          110         24,889        39,050
                                                                                      ------------------------
                                                                                       1,497,775     2,052,101

Participant Notes Receivable, Interest From 5% to 7%                                      30,194        30,194
                                                                                      ------------------------
                                                                                      $3,176,313    $3,881,843
                                                                                      ========================

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended September 30, 1998


                                                         PURCHASES                                                    SALES
                                              ----------------------------
                                                                              ------------------------------------------------------
                                               PURCHASE        NUMBER OF        SELLING       COST OF        NUMBER OF     NET GAIN
                 DESCRIPTION                     PRICE       TRANSACTIONS        PRICE         ASSET       TRANSACTIONS     (LOSS)
--------------------------------------------------------------------------    ------------------------------------------------------
Category (iii) - A series of securities
   transactions in excess of 5% of the fair
   value of plan assets at the beginning of
   the year

   CMA Money Fund                               $1,434,279        315           $1,389,347    $1,389,347        141      $     -





Note 1: There were no category (i), (ii), or (iv) reportable transactions during the year ended September 30, 1998.

Note 2: Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the investment manager.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          DATA RESEARCH ASSOCIATES, INC
                          401(k) PROFIT SHARING PLAN


03/31/99                  /s/Michael J. Mellinger
                        ------------------------------
Date                    Michael J. Mellinger, as sole trustee